Exhibit 99.1

Origin Agritech Ltd. Reports Unaudited Fiscal Year 2016 Financial Results

Significant Progress in FY16 as Origin Continues Transition to a Global Agricultural Technology Provider

FY16 Business Realignment Positions Origin for Exciting Opportunities Ahead

DES MOINES, Iowa, January 3, 2017/PRNEWSWIRE/—Origin Agritech Ltd.(NASDAQ: SEED) (“Origin” or the “Company”), an agricultural biotechnology trait and corn seed provider, today announced its unaudited financial results for the fiscal year ended September 30, 2016.

“We have delivered a 2016 fiscal year of significant change and milestone achievements that reflect our new strategic operating direction,” said Dr. Bill Niebur, Origin’s Chief Executive Officer. “We have diversified our business model, refreshed our product portfolio and are working to improve our financial position to enable Origin to capitalize on a consolidating global agricultural market environment. Based on China’s 13th Five-Year Plan, we continue to believe that the Chinese government is committed to the commercialization of agricultural biotechnology as part of the larger effort to modernize agriculture.  We have crafted a strategic plan specifically to position Origin as a leader in the global agricultural transformation.”

KeyCorporate Developments

•	Today, the Company announced a definitive agreement with DuPont Pioneer to gain access to non-GM corn seed products for the U.S., and bring such products into Origin’s North America non-GM/Organic business. This collaboration represents an important step as Origin pursues a full slate of agricultural products, technology and services to meet North America non-GM/Organic market needs.

•	In December 2016, Origin announced critical milestone achievements for the agricultural biotechnology research program including:
o	Becoming the first Chinese biotech seed company to export genetically modified corn seeds to the United States at a greenhouse designated by the U.S. Department of Agriculture. U.S. field tests of these seeds, with insect resistance and herbicide tolerance technologies developed in China, are scheduled to begin next summer;
o	Completion of lab and field production trials in China for the above mentioned trait;
o	Submission of relevant data to obtain approval of a Safety Certificate.

•	In October 2016, the Company announced the opening of the Des Moines office (Iowa) as Origin’s North American operations center. Establishing a North American presence is a natural outgrowth of the Company’s focus on globalization and enables Origin to contribute to stronger U.S.-China relations in agriculture.

•	In September 2016, Origin entered into a definitive agreement to sell its proprietary commercial corn seed production and distribution business and its Beijing headquarters for RMB400 million (approximately USD$60 million). The transaction is subject to customary closing conditions and shareholders’ approval.

o	Origin will retain its corn germplasm IP, breeding and biotech research capabilities, which include modern laboratories, extensive field testing networks and off-season winter nursery in Hainan, to expand and pursue germplasm and trait licensing opportunities. The sale of Origin’s proprietary commercial seed business will strengthen the Company’s balance sheet and enable it to focus on biotechnology trait and seed germplasm research, development and licensing.

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•	In April 2016, Origin announced a strategic partnership with DuPont Pioneer to create and commercialize corn biotechnology products in China.

Fiscal 2016 Financial Results

As the seed industry in China experienced another challenging year, Origin improved its operating efficiency and cost reduction efforts in fiscal year 2016 after excluding restructuring costs, expenses related to the North American expansion, and one-time stock compensation expenses. The Company’s cash flow from operating activities was steady as it managed inventory effectively. Going forward, Origin will maintain its focus on cost and cash flow management to enable strategic investment in R&D and global business development.

Total revenues for the fiscal year ended September 30, 2016 were RMB335.3 million (US$50.2 million), a decrease of 11.0% from RMB376.6 million during the fiscal year ended September 30, 2015. The year-over-year decrease in revenues was mainly due to lower sales volume for corn and rice seeds as a result of market oversupply, increasing competition and a reduction in corn acres in the high single digits as measured by percentage. Market share for corn held flat with last year.

Corn seed accounted for 91% of overall sales. Total revenues from corn seeds were RMB306.4 million (US$45.9 million) in fiscal year 2016, compared with RMB331.3 million in fiscal year 2015. Revenues from the rice product line for the year ended September 30, 2016 decreased to RMB19.7 million (US$3.0 million) from RMB29.2 million in the fiscal year 2015. Sales of canola seeds decreased to RMB8.7 million (US$1.3 million) in fiscal year 2016,compared to RMB15.7 million in fiscal year 2015. Due to continued decline of rice and canola seed sales and increased competition, the Company is phasing out of these product lines in 2017.

Revenues of Biotech & Product Development, related to conversion and testing fees from international partners, for the year ended September 30, 2016 increased to RMB0.5 million (US$0.1 million) from RMB0.3 million in fiscal year 2015.

Operating expenses for the fiscal year ended September 30, 2016 were RMB137.3 million (US$20.6 million), representing an increase of 23.5% from RMB111.2 million in the fiscal year 2015, mainly due to restructuring costs, start-up expenses related to expansion of operations in North America and a one-time stock compensation expense. Excluding these items, total operating expenses increased marginally by 2% to RMB113.2 million(US$17.0 million). Selling and marketing expenses for the fiscal year ended September 30, 2016 decreased 4.8% year-over-year to RMB38.1 million(US$5.7 million), mainly due to a decrease in headcountas Company’s sales through e-commerce increased in 2016.

Operating loss for the fiscal year ended September 30, 2016 was RMB61.3 million (US$9.2 million), compared with operating income of RMB1.3 million in fiscal year 2015.

Net loss attributable to Origin for the fiscal year ended September 30, 2016 was RMB65.6 million (US$9.8 million), compared to a net loss of RMB13.8 million for the fiscal year ended September 30, 2015.

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Net loss per share was RMB2.87 (US$0.43) for the fiscal year 2016, compared with net loss per share of RMB0.61 in fiscal year 2015.

As of September 30, 2016 and 2015, the Company had approximately RMB54.5 million (US$8.2 million) and RMB66.0 million, respectively, in cash and cash equivalents. Total borrowings as of September 30, 2016 and 2015 were RMB237.1 million (US$35.5 million) and RMB285.0 million, respectively. During fiscal year 2016, net cash provided by operating activities was RMB47.9 million (US$7.2 million), compared with RMB52.2 million for the fiscal year ended September 30, 2015. Net cash used in investing activities was RMB6.5 million (US$1.0 million) for the fiscal year ended September 30, 2016, compared with RMB20.4 million for the fiscal year ended September 30, 2015. Net cash used in financing activities was RMB48.8 million (US$7.3 million) for the fiscal year ended September 30,2016, compared with RMB9.5 million for the fiscal year ended September 30, 2015.

Conference Call Information

The Company will host a teleconference on January 3, 2017, at 8:30 a.m. ET / 9:30 p.m. Beijing time to discuss the results. To participate in the call, please dial the following numbers approximately 5 minutes prior to the scheduled start time.

US Toll Free:	1-888-346-8982
International Toll:	1-412-902-4272
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945

A replay of the call will be available shortly after the conference call through January 10, 2016. The dial-in numbers for the replay are:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Replay Access Code:	10098247

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://originseed.investorroom.com/.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech’s phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China’s Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

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Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

Media Contact: Jeff Patch

Office: (515) 226-0818

Email: jpatch@thinkwixted.com

Investor Contact: Bill Zima

Phone: (203) 682-8233

Email: bill.zima@icrinc.com

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UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except number of share and per share data)

	September 30,
	2015	2016	2016
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	66,025	54,509	8,163
Restricted cash	-	21,181	3,172
Accounts receivable, less allowance for doubtful amounts of RMB4,845and RMB5,087 as of September 30, 2015 and 2016, respectively	2,051	491	74
Advances to suppliers	10,484	7,363	1,103
Advances to growers	20,796	21,672	3,245
Inventories	439,562	368,086	55,121
Income tax recoverable	48	48	7
Other current assets	4,793	4,753	711
Total current assets	543,759	478,103	71,596
Restricted cash	20,280	-	-
Land use rights, net	31,722	30,740	4,603
Plant and equipment, net	324,905	313,749	46,984
Long-term investments	18,721	18,721	2,803
Goodwill	11,973	11,973	1,793
Acquired intangible assets, net	31,390	24,930	3,733
Other assets	3,079	2,410	362
Total assets	985,829	880,626	131,874

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	220,000	190,000	28,453
Current portion of long-term borrowings	24,000	27,057	4,052
Accounts payable	4,389	4,374	655
Due to growers	17,337	19,926	2,984
Due to related parties	42,284	103,905	15,560
Advances from customers	264,547	208,844	31,274
Deferred revenues	11,248	7,008	1,049
Income tax payable	37	-	-
Other payables and accrued expenses	50,298	53,388	7,995
Total current liabilities	634,140	614,502	92,022
Long-term borrowings	40,972	20,000	2,995
Other long-term liability	19,939	27,507	4,119
Total liabilities	695,051	662,009	99,136

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 24,091,163 and 24,151,163 shares issued as of September 30, 2015 and 2016; 22,813,541 and 22,873,541 shares outstanding as of September 30, 2015 and 2016, respectively)	-	-	-
Additional paid-in capital	402,500	411,296	61,591
Accumulated deficit	(116,808)	(182,386)	(27,312)
Treasury stock at cost (1,277,622 and 1,277,622 shares as of September 30, 2015 and 2016, respectively)	(37,445)	(37,445)	(5,607)
Accumulated other comprehensive loss	(7,053)	(11,177)	(1,674)
Total Origin Agritech Limited shareholders’ equity	241,194	180,288	26,998

Non-controlling interests	49,584	38,329	5,740
Total equity	290,778	218,617	32,738

Total liabilities and equity	985,829	880,626	131,874

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UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except number of share and per share data)

	Year ended September 30,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Revenues, including sales to a related party of RMB nil, RMB40,586 and RMB102,234 for the years ended September 30, 2014, 2015 and 2016, respectively	415,177	376,553	335,251	50,204
Cost of revenues	(301,148)	(264,039)	(259,253)	(38,823)
Gross profit	114,029	112,514	75,998	11,381
Operating expenses
Selling and marketing	(58,972)	(39,987)	(38,079)	(5,702)
General and administrative	(46,428)	(40,684)	(62,159)	(9,308)
Research and development	(40,377)	(48,741)	(44,032)	(6,594)
Other income, net	7,269	18,238	6,964	1,042
Total operating expenses, net	(138,508)	(111,174)	(137,306)	(20,562)

Income(loss) from operations	(24,479)	1,340	(61,308)	(9,181)

Interest expense	(19,743)	(18,634)	(14,251)	(2,134)
Share of net loss of equity investments	(776)	-	-	-
Loss on disposal of an equity method investment	(1,498)	-	-	-
Loss on disposal of a subsidiary	(2,623)	-	-	-
Interest income	596	775	162	24
Loss before income taxes	(48,523)	(16,519)	(75,397)	(11,291)

Income tax (expense)benefits
Current	(677)	(1,295)	(1,436)	(215)
Deferred	-	-	-	-
Reversal of contingent tax liability	39,060	-	-	-
Income tax (expense) benefits	38,383	(1,295)	(1,436)	(215)

Net loss	(10,140)	(17,814)	(76,833)	(11,506)
Less: Net loss attributable to non-controlling interests	(613)	(4,006)	(11,255)	(1,686)

Net loss attributable to Origin Agritech Limited	(9,527)	(13,808)	(65,578)	(9,820)
Other comprehensive loss
Net loss	(10,140)	(17,814)	(76,833)	(11,506)
Foreign currency translation difference	(56)	(2,607)	(4,124)	(617)
Comprehensive loss	(10,196)	(20,421)	(80,957)	(12,123)
Less: Comprehensive loss attributable to non-controlling interests	(613)	(4,006)	(11,255)	(1,685)
Comprehensive loss attributable to Origin Agritech Limited	(9,583)	(16,415)	(69,702)	(10,438)

Net loss attributable to Origin Agritech Limited per share - basic	(0.42)	(0.61)	(2.87)	(0.43)

Net loss attributable to Origin Agritech Limited per share - diluted	(0.42)	(0.61)	(2.87)	(0.43)

Shares used in calculating basic netloss per share	22,743,853	22,794,791	22,858,541	22,858,541

Shares used in calculating diluted net loss per share	22,743,853	22,794,791	22,858,541	22,858,541

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UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Operating activities:
Net loss attributable to Origin Agritech Limited	(9,527)	(13,808)	(65,578)	(9,820)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	28,524	30,547	31,222	4,675
Loss on disposal of plant and equipment	943	152	257	38
Loss on disposal of a subsidiary	2,623	-	-	-
Loss on disposal of an equity method investment	1,498	-	-	-
Allowance for doubtful account	15	-	242	36
Provision for inventories	21,984	10,965	20,502	3,070
Non-controlling interests	(613)	(4,006)	(11,255)	(1,685)
Share-based compensation expense	1,324	1,612	8,796	1,317
Share of net loss of equity method investments	776	-	-	-
Changes in operating assets and liabilities:
Accounts receivable	914	(1,030)	1,318	197
Due from related parties	702	2,698	-	-
Advances to growers	37,714	(37)	(876)	(131)
Advances to suppliers	(7,983)	7,267	3,121	467
Inventories	(67,541)	65,841	50,974	7,633
Income tax recoverable	1,114	-	-	-
Other current assets	1,824	(425)	40	6
Other assets	7,247	930	436	65
Accounts payable	(65)	(136)	(15)	(2)
Due to growers	(19,933)	(606)	2,589	388
Due to related parties	10,181	30,573	58,291	8,730
Advances from customers	(46,926)	(60,098)	(55,703)	(8,342)
Income tax payable	(39,060)	37	(37)	(6)
Deferred revenues	(3,040)	(7,781)	(4,240)	(635)
Other long-term liabilities	(1,380)	290	7,568	1,134
Other payables and accrued expenses	(6,954)	(10,796)	253	39

Net cash provided by (used in) operating activities	(85,639)	52,189	47,905	7,174

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UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(In thousands)

	Year ended September 30,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Investing activities:
Proceeds from disposal of equity investment	900	-	-	-
Dividends received	3,000	-	-	-
Proceeds from disposal of a subsidiary, net of cash disposed	11,980	-	-	-
Deposits from disposal of commercial seed business	-	-	10,000	1,497
Purchase of plant and equipment	(10,502)	(14,747)	(15,714)	(2,353)
Proceeds from disposal of plant and equipment	6,174	172	483	72
Purchase of land use rights	(673)	(900)	-	-
Purchase of intangible assets	(11,440)	(4,884)	(1,250)	(187)
Net cash used in investing activities	(561)	(20,359)	(6,481)	(971)

Financing activities:
Restricted cash	(1,320)	(4,610)	(901)	(135)
Proceeds from short-term borrowings	305,000	235,000	195,000	29,201
Repayment of short-term borrowings	(285,000)	(240,000)	(225,000)	(33,694)
Proceeds from long-term borrowings	-	33,949	6,085	911
Repayment of long-term borrowings	(16,500)	(33,805)	(24,000)	(3,593)
Repurchase of common stock	(1,786)	-	-	-
Net cash provided by (used in) financing activities	394	(9,466)	(48,816)	(7,310)

Net increase (decrease) in cash and cash equivalents	(85,806)	22,364	(7,392)	(1,107)
Cash and cash equivalents, beginning of year	131,978	46,268	66,025	9,888
Effect of exchange rate changes on cash and cash equivalents	96	(2,607)	(4,124)	(618)
Cash and cash equivalents, end of year	46,268	66,025	54,509	8,163

Supplemental disclosures of cash flow information:
Refund of income taxes	586	-	-	-

Income taxes paid	148	1,258	1,436	215

Interest paid, net of interest capitalized	19,743	18,649	14,251	2,134

Supplemental disclosure of non-cash investing activities:
Proceeds from disposal of equity investment	900	-	-	-

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